SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUMMARY OF Semi-ANNUAL BUSINESS REPORT

(From January 1, 2011 to June 30, 2011)

THIS IS A SUMMARY OF THE 2011 Semi- ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION. IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH K-IFRS. IN KOREAWHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. Corporate General

1. Corporate Purpose of KT Corporation

Business Objectives

1.	Information and communications business;

2.	New media business;

3.	Development and sale of software and contents;

4.	Sale and distribution of information communication equipment;

5.	Testing and inspection of information communication equipment, devices and facilities;

6.	Advertisement business;

7.	Telecommunications retail business;

8.	Development of information and technology, and electrical infrastructure;

9.	Real estate and housing business;

10.	Electronic banking and finance business;

11.	Education and learning services business;

12.	Security services business (including machinery system surveillance services and facilities security services);

13.	Research and technical development, education, training and promotion, overseas businesses, export and import trade, manufacturing and distribution related to the activities mentioned in items 1 through 12;

14.	Telecommunications services business, including frequency-based telecommunications business;

15.	Value-added telecommunications business;

16.	Production, supply (screening) and distribution of music albums, music videos, movies, videos and games.

17.	Electronic finance and electronic payment gateway services, including issuance and management of pre-paid electronic payment methods;

18.	Sales and leasing of equipment and facilities related to the activities mentioned in items 14 through 17;

19.	Overseas and export and import trade related to activities mentioned in items 14 through 18;

20.	Travel agency business;

21.	(Deleted)

22.	Alternative energy generation business

23.	Health Bioinformatics business

24.	Manufacturing business for military telecommunication equipment; and

23.	Any and all other activities or businesses incidental to or necessary for the attainment of the foregoing.

2. History

A. Changes since Incorporation

(1) Date of Incorporation: December 10, 1981

(2) Location of Headquarters:

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(3) Major Changes in KT Corporation

- On March 27, 2009, KT Corporation (“KT”) signed a merger agreement with its mobile subsidiary KTF, which KT held a 54.25% interest in, and on June 1, 2009, the merger was completed.

- At the annual shareholders’ meeting held on March 11, 2011, KT shareholders approved the addition of health bioinformatics business to KT’s business objectives, which is a new emerging industry that integrates IT with genetic data information sequencing, computation, accumulation, and application. The shareholders also approved the addition of manufacture of communication equipment, device or facilities for military purpose to its business objectives.

- Hyun Nak Lee and Byong Won Bahk were newly elected as non-executive independent directors and members of audit committee on March  11, 2011.

3. Total Number of Shares and Related Matters

A. Total Number of Shares

(As of June 30, 2011)	(Unit: Shares	)

	Type of Shares
Category	Common Shares	Total
I. Total Number of Authorized Shares	1,000,000,000	1,000,000,000
II. Total Number of Issued Shares	312,899,767	312,899,767
III. Total Number of Shares Reduced	51,787,959	51,787,959
1. Reduction of Capital	—	—
2. Share Retirement	51,787,959	51,787,959
3. Redemption of Redeemable Shares	—	—
4. Other	—	—
IV. Current Number of Issued Shares (II – III)	261,111,808	261,111,808
V. Number of Treasury Shares	17,810,562	17,810,562
VI. Current Number of Issued and Outstanding Shares	243,301,246	243,301,246

B. Status of Capital Increase/Decrease

(Unit: Won, Shares)

Date of Shares Issued (Retired)	Type of Shares Issued (Retired)	Details of Issued (Retired) Shares
		Type	Number of Issued (Retired) Shares	Par Value per Share	Par Value of Issued per Share	Note
June 2, 2009	—	Common Shares	700,108	5,000	5,000	Issuance of new shares for merger

*	In the merger with KTF, KT issued 700,108 new shares. As a result, the capital amount increased by approximately Won 3.5 billion as follows.

(Unit: Won)

Category	Before Merger	Amount of Change	After Merger
Capital Amount	1,560,998,295,000	3,500,540,000	1,564,498,835,000

C. Acquisition and Disposal of Treasury Shares

(1) Acquisition and Disposal of Treasury Shares

(As of June 30, 2011)	(Unit: Shares)

Method of Acquisition		Type	Beginning of Term	Acquisition (+)	Disposition (-)	Retirement (-)	End of Term
Direct Acquisition	Acquisition on Exchange	Common Shares	17,449,209	—	—	—	17,449,209
		Preferred Shares	—	—	—	—	—
	Take Over Bid	Common Shares	—	—	—		—
		Preferred Shares	—	—	—	—	—
	Execution of Appraisal Right	Common Shares	446,755		85,402		361,353
Preferred Shares
	Sub total (a)	Common Shares	17,895,964	—	85,402	—	17,810,562
Preferred Shares
Indirect Acquisiton (e.g. Trust Contract)	Shares held by Trustee	Common Shares	—	—	—		—
Preferred Shares
	Shares held by Truster	Common Shares	—	—	—	—	—
Preferred Shares
	Sub total (b)	Common Shares
Preferred Shares
Others (c)		Common Shares	—	—	—	—	—
		Preferred Shares	—	—	—	—	—
Total (a+b+c)		Common Shares	17,895,964	—	85,4020	—	17,810,562
		Preferred Share	—	—	—	—	—

*	The above “Beginning of Term” means as of January 1, 2011 and “End of Term” means as of June 30, 2011.

*	Details of share buyback and retirement of treasury shares from January 1, 2011 to June 30, 2011 are as follows.

1) Acquisition of Treasury Shares (N.A.)

2) Disposition of Treasury Shares (85,402 shares)

- January 14, 2011: Disposition of treasury shares in connection with the exercise of stock options (2,673 shares)

- May 26, 2011: Disposition of treasury shares to distribute long-term performance based bonus payment to non-independent directors (82,729 shares)

D. Share Ownership Status of the Employee Stock Ownership Association

(1) Transactions with the Employee Stock Ownership Association

Not Applicable

(2) Guidelines for Exercising the Voting Rights of the Employee Stock Ownership Association

Association Account: The Employee Stock Ownership Association exercises its voting right in a manner that is exactly in proportion to the number of association members who wish to exercise their voting rights.

Association Member Account: Employee Stock Ownership Association may exercise its voting rights only if (i) the association receives a request by an association member to exercise his voting rights with a minimum notice period of seven days or (ii) the association member chooses to delegate his voting rights to the association.

(3) Shares Held by the Employee Stock Ownership Association

(As of March 31, 2011)	(Unit: Shares)

Type of Account	Type of Shares	Balance at Beginning of Term	Term-End Balance
Association Account	Common Shares	34,888	34,888
Association Member Account	Common Shares	4,034,259	3,806,697
Total		4,069,147	3,841,585

4. Voting Rights

(As of June 30, 2011)	(Unit: Shares)

Category		Number of Shares	Note
Total Issued Shares (A)	Common Shares	261,111,808	—
	Preferred Shares	—
Shares without Voting Rights (B)	Common Shares	17,810,562	Including Treasury Shares
	Preferred Shares	—
Shares with Restricted Voting Rights under the Stock Exchange Act and Other Laws (C)	—	—	—
Shares with Reestablished Voting Rights (D)	—	—	—
Shares with Exercisable Voting Rights (E = A – B – C + D)	Common Shares	243,301,246	—
	Preferred Shares	—

(1)	Shares without voting rights under the Commercial Code of Korea: 17,810,562 treasury shares

5. Dividends and Related Matters

A. Dividends

The shareholder return policy of KT is to pay its shareholders at least 50% of the adjusted net profit of the current term, through cash dividends and acquisition of treasury stock of the Company.

B. Dividends Paid during the Past Three Fiscal Years

Category		1H 2011	2010	2009
Par Value per Share (Won)		5,000	5,000	5,000
Net Profit of the Current Term (in Millions of Won)		782,082	1,171,866	516,533
Net Profit per Share (Won)		3,215	4,818	2,353
Year-end Cash Dividend (in Millions of Won)		—	586,150	486,393
Year-end Share Dividend (in Millions of Won)		—	—	—
Cash Dividend Propensity (%)		—	50.0	94.2
Rate of Return on Cash Dividend (%)	Common Shares	—	5.0	4.99
	Preferred Shares	—	—	—
Rate of Return on Share Dividend (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash Dividend per Share (Won)	Common Shares	—	2,410	2,000
	Preferred Shares	—	—	—
Share Dividend per Share (Share)	Common Shares	—	—	—
	Preferred Shares	—	—	—

II. Business Details

1. Overview

A. Present Conditions of the Industry

(1) Characteristics of the Industry

The existing markets for fixed-line telephones, broadband Internet and mobile communications in Korea have reached their maturity. At the same time, with technical advances and changes in customer demands, the communications industry has recently been moving towards a convergence with different technologies and industries. KT successfully shifted the mobile industry paradigm from voice-centric market to data-centric market by introducing the iPhone from Apple in the Korean market at the end of 2009. KT further strengthened its handset competitiveness by introducing various other smart phone handsets, such as iPhone4(Apple), Nexus-One(HTC), Optimus-One(LGE), Desire HD(HTC), and Streak(Dell) during 2010. In addition, KT is seeking to strategically expands its 3W(WCDMA, WiFi, WiBro) network in anticipation of an explosion in data network usage in the near future. KT also introduced various bundle services such as ‘olleh Toong’, ‘Family Sponsor’ to maintain and further strengthen its fixed and mobile subscriber base.

(2) Growth of the Industry

(Unit: 1,000 Persons)

Category	June 30, 2011	December 31, 2010	December 31, 2009
Broadband Internet Subscribers	—	17,219	16,349
Local Telephone Subscribers	15,983	19,273	20,090
Mobile Phone Subscribers	51,750	50,767	47,944

*

*	The 2009 to 2011 data was provided by the Korea Communications Commission (www.kcc.go.kr).

*	The number of broadband subscribers as of end-June 2011 has not been released by KCC.

(3) Characteristics of Market Fluctuations

The demand for communications services does not fluctuate greatly as such services are regarded as a necessity in modern life. However, if the Korean economy slows in the future, it could have an adverse impact on KT’s business activities.

(4) Competition

(a) Competing Companies

•	Local calls: SK Broadband, LG U+, etc.

•	Long distance calls: LG U+, Onse Telecom, SK Broadband, SK Telink, etc.

•	International calls: LG U+, Onse Telecom, SK Broadband, SK Telink, etc.

•	Broadband Internet: SK Broadband, LG U+, Service Operators (including cable television, relay wired broadcasting operators), etc.

•	Mobile communications: SK Telecom, LG U+, etc.

•	Internet telephones using Internet Protocol (“VoIP”): SK Broadband, SK Networks, SK Telink, Samsung Networks, LG U+, Korea Cable Telecom, etc.

•	IPTV: SK Broadband, LG U+

•	Mobile Internet (WiBro service): SK Telecom

- LG U+, or LG Uplus Corp, is the new company name of LG telecom that merged with LG Dacom and LG Powercom effective as of January 1, 2010.

(b) Market Entry Requirements

•	Communication service providers: business operations must be approved by the Korea Communications Commission

•	Specific telecommunications service providers: registration is required

•	Value-added telecommunications service providers: reporting is required

(c) Factors of Competition: service fees, product quality, marketing power, brand value and competitiveness of the distribution network, etc.

B. Current Status of KT

(1) Operations Outlook and Classification of Business

(a) Operations Outlook

The Korean communications market is currently experiencing stagnant growth as major services, including fixed-line telephones, broadband Internet and mobile communications, have reached maturity, caused in part by intense competition in the industry. Despite the unfavorable environment, the convergence of the telecommunications and broadcasting industries, such as IPTV and VoIP, and the convergence of fixed and mobile services (FMC) are leading the growth of the telecommunications market.

On June 1, 2009, KT completed a merger with KTF, its mobile subsidiary, to overcome stagnant growth in the existing communications market, realize growth in new markets, and expand differentiated core capabilities. In addition, KT is also building a solid foundation for growth by introducing new services based on its group synergy, such as QOOK TV SkyLife (hybrid media service providing DMB channels from Skylife and Video on Demand or VOD from QOOK TV, KT’s IPTV) and FMC services. Furthermore, in November 2009, KT was first to introduce Apple’s iPhone to the Korean market to meet the smartphone needs of consumers.

Considering the highly saturated mobile phone market in Korea (101% in 2010 and 105.9% as of first half of 2011—estimate from KT’s Economy and Management Research), potential growth by adding new subscribers or raising voice service plans are limited. In such an environment, however, the mobile data business is considered as a new growth engine. At the end of 2009, KT successfully switched the paradigm of competition from voice to data centered services by exclusively introducing Apple’s iPhone to Korea and launching FMC services. The launching of FMC services, which utilize KT’s various unique post-merger networks, was the trigger point for pioneering a niche market of converged fixed-mobile telecommunications. Going forward, KT will continue to provide differentiated services based on its diverse network and engage in service quality centered competition, rather than marketing centered competition.

In the broadband Internet arena, KT will aim to improve customer value and marketing power by continuing to provide Fiber-To-The-Home (“FTTH”) services.

KT’s wireless broadband Internet service business, or WiBro, has been already rolled out to the major 82 cities, including the Seoul metropolitan area, and will aim not only to enlarge the subscriber base but also to be a supplementary network for the WCDMA network. Also, KT’s IPTV business will focus on actively catering to the TV portal market through its olleh TV service and, in the long term, by pursuing a leadership position in the communication-broadcasting convergence market.

(b) Operations Subject to Disclosure

KT’s main area of business is the telecommunications sector as classified by the Korea Standard Industry Code.

(2) Market Share

Category	Operator	Market Share for Each Term (%)
		First Half (2011)	29th Fiscal Year (2010)	28th Fiscal Year (2009)
Local Telephone	KT	84.8	85.7	86.3
(On the Basis of	SK Broadband	12.8	12.2	11.71
the Number of Subscribers)	LG U+	2.3	2.1	2.0
Mobile Telephone	KT	31.5	31.6	31.3
(On the Basis of the	SK Telecom	50.8	50.6	50.6
Number of Subscribers)	LG U+	17.7	17.8	18.1
Broadband Internet	KT	43.4	43.1	42.5
(On the Basis of the	SK Broadband	23.3	23.1	23.5
Number of Subscribers)	LG U+	16.0	16.1	15.4
	Service Operators	17.3	17.7	18.6

*	Data was provided by the Korea Communications Commission (www.kcc.go.kr).

*	Broadband internet market share of 1H 2011 is as of end-March 2011.

*	Broadband internet market share of SK Broadband includes SK Telecom’s resale subscribers.

(3) Market Characteristics

KT maintained approximately 84.8% of the Public Switched Telephone Network (“PSTN”) market share as of June 30, 2011 despite increased marketing efforts by its competitors. For instance, SK Broadband began offering aggressive sales promotions to increase its PSTN subscribers by introducing tariff based on household unit and offering discounts on basic monthly fees and airtime usage charges. LG U+ also competes with its new tariff plan based on household unit called “YO”.

Although PSTN sales and the number of PSTN subscribers are on a gradual decline due to the increased use of mobile phones and VoIP phone services over fixed phones and the paradigm shift from voice to data communications, KT is seeking to mitigate the PSTN sales from further decrease by (i) increasing Average Revenue per User (“ARPU”) through sales of additional services, (ii) increasing customer satisfaction by offering optional calling plans and (iii) retaining existing customers through customer relationship management activities.

Competitions among mobile service providers over new subscribers continue to be intense, and overall revenue and subscriber growth have been slow. According to a report by KT Economics and Management Research Lab, penetration rates in terms of subscribers was 105.8% as of June 30, 2011.

However, as part of its growth strategy, KT plans to improve ARPU, particularly ARPU for data communication services, by providing innovative data services for smart phones utilizing Wi-Fi as well as WCDMA networks. As the first carrier of iPhone in Korea, KT has successfully shifted the market competition from voice to data focused services. In addition to rapid iPhone sales, KT’s smartphone market leadership is strengthened through the introduction of various other smartphone handsets such as Desire HD, Nexus-One and Galaxy K, as well as through offering of competitive data plan products such as one-month data roll-over program or one person data sharing plan (“OPMD”) tariff plan. KT also pioneered the tablet PC market in Korea by introducing the iPad.

To create marketing synergy with KT’s fixed services and to encourage loyal customers to subscribe to KT’s other services, we introduced various services such as unlimited tariff plan among family members and ‘olleh Toong’ tariff plan, a bundled product for Internet, IPTV and PSTN services. Also, to provide differentiated services based on integration between fixed and mobile, KT introduced the “uCloud” service, a cloud computing service, and “olleh KT club”, a fixed mobile integrated loyalty program.

As for broadband Internet, KT seeks to expand its subscriber base by offering high-quality services. In a market marked by intense price competition, KT seeks to lead the market by supplying superior FTTH services in terms of both speed and quality. KT’s ultimate goal is to become a market leader in offering next generation of communication services, such as IPTV and VoIP, to its broadband subscribers by providing high Internet transmission speeds (100 Mbps) for common households.

(4) Status and Forecast of New Businesses

In order to overcome present market obstacles of limited growth in the voice service market and the sluggish growth in the broadband Internet service market, KT has been actively involved in developing a wide range of new businesses with growth prospects.

KT aims to create a digital entertainment world that will enrich its customers’ lives through a ubiquitous environment, which can be accessed through various terminals anytime, anywhere. Furthermore, KT aims to offer customers convenient solutions that they may freely use without time or location limitations and business solutions necessary to raise corporate efficiency and competitiveness. By excelling in these new business areas, KT strives to become a company that aids its clients in meeting their goals and enhancing their value.

WiBro enables portable broadband Internet access services, allowing universal Internet access with high transmission speeds through personal handsets or laptop computers. WiBro was first commercialized in the world using Korean technology, and KT successfully provided commercial WiBro services in limited areas in 2006. Since April of 2007, KT has actively been seeking to provide WiBro services in the Seoul metropolitan area, including various major buildings and university campuses. In October 2008, WiBro services in the Seoul metropolitan area was extended to 19 neighboring cities and the service speeds became twice as fast. Furthermore, in March 2011, KT expanded its 4G WiBro service coverage to 82 cities nationwide and major highways, offering one of the world’s first nationwide data-only network. Currently, anyone may utilize KT WiBro services with personal computers, WiBro-compatible laptop computers, WiBro phones, which combine CDMA mobile phones with WiBro service, Portable Media Players, navigation devices or Dongle, a USB device that can be connected to any laptop computer. In addition, Egg, which is a portable Access Point Device (“AP”) launched at the beginning of 2009, enables customers to enjoy WiBro service with various Wi-Fi embedded devices. KT will continuously try to expand its array of digital devices that are compatible with WiBro services. KT will promote a mobile culture for its customers through KT WiBro, which shall offer not only basic Internet access but also other individually tailored services, such as combined webmails, two-way visual communications, remote controlled home computers, information services linked with real-time search functions and mobile UCC to its users. As a fixed-mobile integrated company after the merger, KT will introduce new services through the convergence of WCDMA, Wi-Fi and WiBro (“3W”), and thus lead the Mobile 2.0 generation, the next generation of mobile communications.

olleh TV is a service that integrates telecommunications and broadcasting services, brought about by accelerated development of high speed broadband Internet and fast conversion of contents into multimedia. olleh TV is a service that provides traditional Internet services, such as information searches, games, message exchanges, and shopping with VOD services, which allow users to watch a variety of contents, such as movies, dramas and educational programs, at any time. From the second half of 2007 to October of 2008, only non-real time VOD services and interactive services were provided due to regulatory restrictions. However, after the enactment of the Korean Internet Multimedia Broadcasting Business Law by the National Assembly in December 2007 and the granting of the IPTV business license to KT on September 8, 2008, KT has been able to provide real-time broadcasting IPTV service starting November 17, 2008. KT provided 129 IPTV channels, approximately 100,000 VpOD programs and 115 two-way services as of June 30, 2011. In order to maintain and expand its subscriber base and heighten competitive edge, KT’s Internet phone provides video communication, SMS and a variety of daily life related services (home ATM, traffic and local news information) in addition to its voice transmission services. As a result of continuous efforts to add new subscribers, KT had 3.0 million VoIP subscribers as of June 30, 2011. Furthermore, the customer base for video services have gradually expanded due to the variety of terminal line-up from mid-end type (LCD 4’) to high-end type (LCD 7’) as well as ‘media phone’ and ‘media robot’ which will be introduced in the fourth quarter. Meanwhile, to secure a stable revenue base, KT is trying to maintain PSTN subscribers through bundling and long-term contracts. By providing VoIP phones as a second phone to PSTN subscribers, KT anticipates more revenue being generated from the VoIP business. KT plans to solidify its customer base through the creation of a new market by offering convergent terminals with value added services and integrated applications.

KT believes that its new businesses will not only bring about new sources of revenue for the company, but also assist KT in maintaining its current fixed-line market share as well as promote its competitiveness in the broadband Internet service market. KT, leveraging on its past success, intends to continue developing new businesses so that it can become a pioneer in the areas of fixed line to mobile consolidation, convergence of telecommunications and broadcasting, and other cross-industry convergence.

The statements included in the above sections are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.

2. Matters Related to Revenue

A. Performance in Terms of Revenue

(Unit: In Millions of Won)

Category	First Half (2011)	29th Fiscal Year (2010)
Merchandise sales(*1)	2,259,491	1,695,673
Service Revenue(*2)	8,040,962	8,050,954
Others(*2)	318,331	158,467
Total	10,618,784	9,905,094

*	With adaption of K-IFRS from fiscal year 2011, the result of 2010 has been recalculated in K-IFRS.

B. Routes and Methods of Sales

(1) Marketing Organizational Structure (As of June 30, 2011)

•	www.olleh.com: KT’s internet site for attracting new subscribers

•	Customer center: Distribution channel that consults and attracts new subscribers over the phone.

(2) Sales Path

•	Customer center and branch offices offer sales of goods and customer services.

•	Subscription to goods and services through the Internet (www.olleh.com).

•	Attracting new subscribers and increasing cross-sales through business sales agreements and affiliation: sales agencies

(3) Methods and Conditions of Sales

(a) Sales Methods

•

Service fees are paid in cash (wire transfer, direct bank transfer and credit cards). Fixed and wireless telephone services are operated on a unit pricing system or a partial flat rate system, and broadband Internet access service is operated on a flat rate system.

•	Sale of terminals may involve installment payments.

•	Rental of terminals is charged on a monthly basis, and a discounted rate is applied during the contract period.

•	Distribution fees are charged upon installation and additional periodic maintenance fees.

(b) Conditions for Sales

•	Discount of Service Fees in accordance with the Subscription Period

Category	1 Year	2 Years	3 Years	4 Years
olleh Internet	5%	10%	15%	20% (limited to Special)
KORNET (Express/Premium)	5%	10%	15%	—
olleh TV (Live/VOD)	5%	10%	20%	—

•	Additional discounts available for subscribers who have used the following services for at least 3 years

Category	After 3 Year	After 4 Years	After 5 Years	Note
olleh Internet	2%	3%	5%	—
KORNET	2%	3%	5%
(Express/Premium)	(When subscribers sign up for an additional 1 year agreement)	(When subscribers sign up for an additional 2 year agreement)	(When subscribers sign up for an additional 3 year agreement)	When subscribers enter into an additional agreement

*	In the case of olleh Internet, there are no additional discounts for subscribers who have used the service for more than 3 years if they renewed the long-term contract or signed for bundling after November 1, 2008.

•	Additional discounts available for olleh Internet subscribers who renewed their contract

Category	Renewal for 1 year	Renewal for 2 years	Renewal for 3 years	Renewal for 4 years
Type A	KRW 1,000	KRW 2,000	KRW 3,000	KRW 4,000
Type B	—	5%	10%	—

•	Optional discount for mobile service in accordance with the Subscription Period (SHOW-king sponsor basic type)

Monthly fee	Period of subscription
	12 months	18 months	24 months
More than KRW 30,000 Up to KRW 40,000	Discount up to KRW 3,000	Discount up to KRW 5,000	100% discount (up to KRW 10,000)
More than KRW 40,000	Additional 10% discount

*	VAT excluded

•	Discount for mobile Gold/i plan (SHOW-king sponsor for Gold/i type)

(Unit: Won)

Gold type plan	SHOW free 150	SHOW free 250	SHOW free 350	SHOW free 450	SHOW free 650	SHOW free 850	SHOW free 200
Amount of discount per month	2,500	5,000	7,000	11,000	12,000	14,000	25,000

*	VAT excluded

i Type Plan	Slim	Lite/Talk	Value	Medium	Special	Premium
Amount of discount per month	5,000	8,000	10,000	13,000	16,000	22,000

*	VAT excluded

•	Unlimited 3G data plan

-	Subscribers who signed up for the basic fee of 55,000 or above in i-type and smart sponsor can use unlimited 3G data service with no additional charge.

(Unit: Won, Minute)

		Carryover data plan			Unlimited data plan
		i-Slim	i-Talk	i-Lite	i-Value	i-Medium	i-Special	i-Premium
Basic Fee		35,000	45,000	45,000	55,000	65,000	79,000	95,000

Beneficiaries	Voice	150	250	200	300	400	600	Unlimited on-net 800 minutes free off-net
	SMS	200	300			400	600	1,000
	Data				Unlimited 3G data
		100MB	100MB	500MB
		Unlimited WiFi data

*	Please refer to the explanations for each service provided on their respective websites or the relevant terms and conditions for further details.

(4) Sales Strategy

Our main sale strategy is to provide differentiated experience for our customers by providing various bundled products at competitive prices.

(a) Mobile Service

•	Enhancing leadership and competitiveness in smart phone and emerging device market: expanding smart phone subscriber base and pioneering the tablet PC market

•	Strengthening competitiveness by utilizing a differentiated network: Building a differentiated ‘Mobile Wonderland’ (a network usage environment) based on 3W(3G/WiFi/WiBro) network

•	Controlling marketing expenses by introducing a new sales program which provides special tariff discount instead of handset subsidy

•	Strengthen customer retention policy targeting the long-term contract customers whose contract period is matured.

•	Promote specialized high-quality products and increase sales through up-selling and retention of existing customers

(b) Broadband Internet Service

•	Strengthen competitiveness in both quality and speed by offering FTTH

•	Satisfy a diverse range of customer needs and provide differentiated services through development and offering of additional services

•	Promote specialized high-quality and optimized products and increase sales through up-selling and retention of existing customers

(c) Telephone Service

•	Minimize PSTN line loss by customer segmentation

•	Provide more benefits to customers by bundling services.

•	Promote KT’s VoIP phones to existing PSTN subscribers as their second phones to increase PSTN+VoIP bundled subscribers.

•	Retain PSTN subscribers who wish to switch their PSTN phone to VoIP phone by offering our own VoIP solution.

•	Enhance ARPU by developing new business model.

(d) WiBro Service

•	Increase subscriber base by expanding distribution channels and terminal competitiveness.

•	Execute special marketing program (opening interactive stores, establishing WiBro U-Campus, launching a laptop rental businesses, target marketing toward securities companies)

•	Stimulate early market interest through promotional rate plans and package products

(e) IPTV Service

•	Promote IPTV products to our existing internet subscribers.

•	Expand client base by offering free set-top box rentals (with a 3-year subscription contract) and opportunities to experience KT services

•	Increase synergy with Skylife, our satellite TV subsidiary, by providing hybrid product through which people can enjoy Satellite HD channels as well as VOD libraries.

3. Research and Development Activities

A. Research and Development Costs

(Units: In Millions of Won)

	Category	1H 2011	2010
	Raw Materials	—	—
	Labor Costs	12,363	47,156
	Depreciation	7,794	77,778
	Commissions	0	3,870
	Others	103,708	403,248
	Total R&D Costs	123,865	532,052
Accounting Treatment	Research and Ordinary Development Costs	67,086	289,531
	Development Costs (Intangible Assets)	56,779	242,521
	Percentage of R&D Costs over Revenue	1,21	2.67%

4. Other Matters Necessary for Making Investment Decisions

A. Intellectual Property Rights

•	KT holds 6,288 domestic patents and 463 overseas patents as of June 30, 2011.

III. Financial Information

1. Summary of Financial Statements (Consolidated)

(in Millions of Won)

Classification	As of June 30 in 2011	2010
Current Assets	8,182,360	7,497,278
• Cash and Cash equivalent Assets	1,117,945	1,161,641
• Accounts receivable and others	4,763,718	4,171,208
• Inventory	729,047	710,617
• Others	1,571,650	1,453,812
Non-Current Asset	20,897,529	19,444,325
• Accounts receivable and others	1,411,472	1,147,505
• Tangible Assets	13,581,945	13,398,272
• Investment Property	1,138,468	1,146,250
• Intangible Assets	2,463,333	1,418,920
• Affiliated company and Joint Venture Investment	525,739	638,061
• Other Non-Current Assets	1,776,572	1,695,317
Total Assets	29,079,889	26,941,603
Current Liabilities	8,397,310	7,884,673
Non-Current Liabilities	8,681,531	7,702,875
Total Liabilities	17,078,841	15,587,548
Capital	1,564,499	1,564,499
Capital Surplus	1,440,258	1,440,258
Retained Earnings	9,844,896	9,466,168
Accumulated Comprehensive Income	(23,199)	(79,370)
Other Component of Equity	(1,244,191)	(1,258,293)
Non-controlling Interest	418,785	220,793
Total Capital	12,001,048	11,354,055

(in Millions of Won)

Classification	As of June 30 in 2011	2010
Revenues	10,618,784	20,339,112
Operating Income	1,153,358	2,050,653
Income from Continuing Operations	809,729	1,322,294
Consolidated Net Income	975,853	1,340,438
Number of Consolidated Companies	35	35

2. Summary of Financial Statements (Non-Consolidated)

(in Millions of Won)

Classification	As of June 30 in 2011	2010
Current Assets	6,171,847	5,800,060
• Cash and Cash equivalent Assets	873,888	901,308
• Accounts receivable and others	4,425,714	3,944,795
• Inventory	595,921	593,479
• Others	276,324	360,478
Non-Current Asset	19,337,275	18,545,055
• Accounts receivable and others	1,298,430	1,037,862
• Tangible Assets	13,099,801	12,957,143
• Investment Property	1,121,922	1,129,175
• Intangible Assets	1,772,467	1,333,789
• Affiliated company and Joint Venture Investment	1,403,241	1,341,090
• Other Non-Current Assets	641,414	745,996
Total Assets	25,509,122	24,345,115
Current Liabilities	7,003,195	6,842,087
Non-Current Liabilities	7,189,157	6,411,891
Total Liabilities	14,192,352	13,253,978
Capital	1,564,499	1,564,499
Capital Surplus	1,440,258	1,440,258
Retained Earnings	9,592,082	9,399,171
Accumulated Comprehensive Income	(23,120)	(56,165)
Other Component of Equity	(1,256,949)	(1,256,626)
Total Capital	11,316,770	11,091,137

(in Millions of Won)

Classification	As of June 30 in 2011	2010
Sales	10,196,214	9,728,366
Operating Income	1,186,417	1,106,781
Net Income	782,082	688,147

IV. Auditors’ Opinion

1. Auditor’s opinion on Consolidated Financial Statement

A. Auditor

Interim period in 2011	Interim period in 2010	2010	2009
Samil PwC	Samil PwC	Samil PwC	Deloitte Anjin LLC

B. Audit (or Review) Opinion

Term	Audit (or Review) Opinion	Issues noted
Interim period in 2011	No exception noted	Not Applicable
2010	Unqualified	Not Applicable
2009	Unqualified	Not Applicable

2. Auditor’s opinion on Non-Consolidated Financial Statement

A. Auditor

Interim period in 2011	Interim period in 2010	2010	2009
Samil PwC	Samil PwC	Samil PwC	Deloitte Anjin LLC

B. Audit (or Review) Opinion

Term	Audit (or Review) Opinion	Issues noted
First half 2011	—	Not Applicable
2010	Unqualified	Not Applicable
2009	Unqualified	Not Applicable

3. Remuneration for Independent Non-Executive Auditors for the Past Three Fiscal Years

A. Audit Contracts

(Units: In Millions of Won, Hours)

Term	Auditor	Contents	Fee	Total Hours
1H 2011	Samil PwC	Quarterly review of financial statements Non-consolidated financial statements audit Consolidated financial statements audit US GAAP financial statements audit	2,492	9,982
2010	Samil PwC	Quarterly and semi-annual review of financial statements Non-consolidated financial statements audit Consolidated financial statements audit US GAAP financial statements audit	2,590	36,159
2009	Deloitte Anjin LLC	Quarterly and semi-annual review of financial statements Semi-annual review of consolidated financial statements Non-consolidated financial statements audit Consolidated financial statements audit US GAAP financial statements audit	2,786	41,545
2008	Deloitte Anjin LLC	Quarterly and semi-annual review of financial statements Semi-annual review of consolidated financial statements Non-consolidated financial statements audit Consolidated financial statements audit Kaesong Branch Office audit US GAAP financial statements semi-annual review US GAAP financial statements audit	2,319	33,858

V. Management and Affiliated Companies

1. Overview of the Board of Directors and Committees under the Board

A. Matters on the Board of Directors

(1) Organization

As of June 30, 2011, Board of Directors of KT Corp. consists of 11 Directors. (3 Inside Directors and 8 Outsider Directors) Under the Board of Directors, KT has six different Committees as follows; Corporate Governance Committee, Audit Committee, Outside Director Candidate Recommendation Committee, Evaluation & Compensation Committee, Executive Committee, and Related-Party Transaction Committee. The Board of Directors may establish additional committees if necessary.

(2) Major Activities of the Board of Directors

Order	Date	Subject	Result of Discussion
First	Jan. 27, 2011	Contract on ‘Twitter 3rd party service’	Re-proposed
		Approval of financial statements of the 29th term	Original proposal approved
		Business reports of the 29th Term	Original proposal approved
		Plan for issuance of bonds for 2011	Original proposal received

Second	Feb. 10, 2011	Proposal on the amendment of the articles of incorporation	Amended proposal approved
		X Project	Amended proposal approved
		Proposal on the limit on remuneration of Board of Directors	Original proposal approved
		Proposal on the compensation and payment system for Board of Directors	Original proposal approved
		Agreement on the recommendation of non-independent Directors	Original proposal approved
		Proposal on the recommendation of members of audit committee	Original proposal approved
		Proposal on the amendment of the severance payment regulation for senior management	Original proposal approved
		Approval of financial statements of the 28th term	Original proposal approved
		Convocation of annual general meeting of shareholders of 28th term	Original proposal approved
		Report on operational condition of internal accounting management system	Original proposal received
		Proposal on the execution of call option on Skylife	Original proposal approved
		Report on ROA status and strategies for improvement of real estate business	Original proposal received
		Audit committee’s report on operational condition of internal accounting management system	Original proposal received
		Report on the validity of the audit committee	Original proposal received

Third	Mar. 12, 2010	Appointment of the Chairman of the Board of Directors and the proposal on the organization of committees under the Board of Directors	Chairman of BOD and members of committees appointed
		Amendment to the policies on the Board of Directors and committees	Original proposal approved
		Report on current status and plan for improvement of management performance of subsidiary companies	Original proposal received
		Report on acquisition of Keum-Ho Rent-A-Car and proposal on capital increase	Original proposal approved
		Report on transactions under KRW 15 billion with other entities for 2009	Original proposal received
		Plan for building hot-line for chairman of audit committee	Original proposal received

Fourth	Mar. 17, 2010	Approval on the payment for new frequency acquisition	Original proposal approved

Fifth	Apr. 29, 2010	Proposal on funding for Korea Mobile Internet Business Association	Original proposal approved
		Proposal on renewal of contract with KIF investment fund	Original proposal approved
		Proposal on disposition of treasury shares for long-term performance based incentive payment	Original proposal approved
		Proposal on plans for the payment of long-term incentive for 2010	Conditionally approved
		Proposal on the method of payment for stock-options granted in the past	Original proposal approved
		Plan for postponed incentive payments	Original proposal approved
		Report on statement of accounts for the first quarter of 2010 fiscal year	Original proposal received

Sixth	May. 14, 2010	Proposal on C project plan	Original proposal approved
		Proposal on disposition of newly established non-car rental business unit of KT Rental	Original proposal approved
Seventh	July 16, 2010	Proposal on establishment of Wibro Infrastructure Corporation (WIC)	Original proposal approved
		Proposal on establishment and operation of fund for enhancement of core capability	Original proposal approved

(3) The Status of Committees under the Board of Directors

(a) Organization of the Committees under the Board of Directors (As of March 31, 2011)

Title	Organization	Name (after March 11, 2011)	Purpose of Establishment and Authority	Note (Before March 11, 2011)
Corporate Governance Committee	4 Outside Directors, & 1 non-independent Directors	Choon Ho Lee (Chairperson) E. Han Kim Jeung Soo Huh Hae-Bang Chung Hyun-Myung Pyo	Improvement of Corporate Governance	Choon Ho Lee (Chairperson) E. Han Kim Jeung Soo Huh Chan-Jin Lee Hyun-Myung Pyo

Evaluation & Compensation Committee	4 Outside Directors	Jeung Soo Huh (Chairperson) Choon Ho Lee Jong-Hwan Song Chan-Jin Lee	Management Agreement with the CEO and Assessment	Jeung Soo Huh (Chairperson) Choon Ho Lee Jong-Hwan Song Chan-Jin Lee

Executive Committee	3 non-independent Directors	Suk Chae Lee (Chairperson) Sang Hoon Lee Hyun Myung Pyo	Management and financial matters authorized by the Board of Directors	Suk-Chae Lee (Chairperson) Sang Hoon Lee Hyun Myung Pyo

Related-party Transaction Committee	4 Outside Directors	Jong-Hwan Song (Chairperson) Chan-Jin Lee Hyun Nak Lee Byong Won Bahk	Internal transactions that require resolution by the Board of Directors as stipulated by the ‘Antitrust Regulation and Fair Trade Law’ and ‘Securities and Exchange Act’	Jeong-Suk Koh (Chairperson) Joon Park Jong-Hwan Song Hae Bang Chung

Outside Director Candidate Recommendation Committee	See V. Management and Affiliated Companies 1. Overview of the Board of Directors and Committees under the Board A. Matters on the Board of Directors (4) Independence of the Board of Directors			—

Audit Committee	See V. Management and Affiliated Companies B. Audit Committee			—

(b) Activities of the Committees under the Board of Directors

Corporate Governance Committee

Meeting Date	Agenda	Results of discussion	Independent and Non-Executive Directors				Executive Directors
			Choon Ho Lee	E. H Kim	Jeung Soo Huh	Chan Jin Lee	Hyun Myung Pyo
			Attendance 100%	Attendance 100%	Attendance 0%	Attendance 100%	Attendance 100%
Voting Result
May 3, 2011	Proposal on management plan of Corporate Governance Committee for 2011	Original proposal approved	For	For	Absent	For	For

Evaluation & Compensation Committee

Meeting Date			Independent and Non-Executive Directors
			Jeung Soo Huh	Choon Ho Lee	Jong-Hwan Song	Chan Jin Lee
	Agenda	Results of discussion	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
Voting Result
Jan. 26, 2011	Result of CEO management assessment for 2010	Original proposal approved	For	For	For	For
	Proposal on payment system for CEO and standing directors	Original proposal approved	For	For	For	For
Feb. 9, 2011	Proposal on the Limit on remuneration of Directors for 2011	Original proposal approved	For	For	For	For
	Proposal on remuneration standards and payment methods for Standing Directors	Original proposal approved	For	For	For	For
	Proposal on payment system for CEO and standing directors	Original proposal approved	For	For	For	For
	Proposal on retirement payment standards revision	Original proposal approved	For	For	For	For
Feb. 24, 2011	CEO management goal for 2011	Re-Proposition	For	For	For	For
April. 28, 2011	Proposal on long term incentive payment for 2010	Original proposal approved	For	For	For	For
	Proposal on long term incentive payment for 2011	Original proposal approved	For	For	For	For

Related-party Transaction Committee

Independent and Non-Executive Directors
			Jong-Hwan Song	Chan Jin Lee	Hyun Nak Lee	Byong Won Bahk
Meeting Date	Agenda	Results of discussion	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
Voting Result
May. 3, 2011	Proposal on paid-in capital increase to ‘kt estate’ for establishing ‘AMC’	Original proposal approved	For	For	For	For

Executive Committee

		Results of discussion	Executive Directors
			Suk-Chae Lee	Sasng Hoon Lee	Hyun Myung Pyo
			Attendance 100%	Attendance 100%	Attendance 100%
Meeting Date	Agenda		Voting Result
Jan. 26, 2011	Proposal to award ‘KT Company-Labor Union Youth scholarship’	Original proposal approved	For	For	For
	Proposal to donate for ‘Community Chest of Korea’	Original proposal approved	For	For	For
Feb 18, 2011	Proposal on relocation, renaming and closing of branches branch name change and branch relocation	Original proposal approved	For	For	For
	Proposal to award 2011 olleh IT-Master Scholarship	Original proposal approved	For	For	For
Mar. 17, 2011	Proposal to sponsor Korea Digital Media Industry Association	Original proposal approved	For	For	For
	Proposal on donation for Japan	Original proposal approved	For	For	For
Mar. 25, 2011	Proposal on sponsorship for Jeju New 7 Wonders of nature	Original proposal approved	For	For	For
Apr. 7, 2011	Proposal on issuance of 180th corporate bonds	Original proposal approved	For	For	For
Apr. 14, 2011	Proposal on change of investment condition for Paris Project	Original proposal approved	For	For	For
Jun. 3, 2011	Proposal to donate smart-pads to regional center for children	Original proposal approved	For	For	For

(4) Independence of the Board of Directors

(a) Independence of appointing BOD members

In order to secure independence and transparency, all candidates to the Board of Directors should be selected and must receive approvals from the general meeting of shareholders. Also, the outside research and advisory service may be conducted if necessary.

(b) Appointment of new Directors

Name	Expertise	Recommendation	Committees	Inside trading, relationship with major shareholders
Choon Ho Lee	Media Business	Outside Director Candidate Recommendation Committee	Corporate Governance Committee(Chairman)/ Evaluation & Compensation Committee	No
Jeung Soo Huh	New Energy Business	Outside Director Candidate Recommendation Committee	Corporate Governance Committee/ Evaluation & Compensation Committee(Chairman)	No
Jong Hwan Song	Global Business	Outside Director Candidate Recommendation Committee	Evaluation & Compensation Committee / Related-party Transaction Committee (Chairman)	No
Chan Jin Lee	Broadcasting/Telecommunication and Internet	Outside Director Candidate Recommendation Committee	Evaluation & Compensation Committee/ Related-party Transaction Committee	No

(c) Establishing separate committee to appoint new directors

Name	Whether Outside Director	Note
E. Han Kim	O	The number of the outsider Directors should be more than 50%
Choon Ho Lee	O
Jeung Soo Huh	O
Jong Hwan Song	O
Hae-Bang Chung	O
Chan Jin Lee	O
Hyun Myung Pyo	X

Outside Director Candidate Recommendation Committee

	Agenda	Results of discussion	Independent and Non-Executive Directors						Executive Director
			E. Han Kim	Choon Ho Lee	Jeung Soo Huh	Jong Hwan Song	Hae-Bang Chung	Chan Jin Lee	Hyun Myung Pyo
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
Meeting Date			Voting Result
Jan. 13, 2011	Plan on supporting recommendation of outside director candidate	Original proposal approved	For	For	For	For	For	For	For
Jan. 27, 2011	Selecting outside director candidate	Original proposal approved	For	For	For	For	For	For	For
Feb. 7, 2011	Finalization of outside director candidates	Original proposal approved	For	For	For	For	For	For	For

B. Audit Committee

(1) Matters on Audit Institution

(a) Establishment and Method of Organization of the Audit Committee (Auditors)

•	Purpose of operational regulations for the Audit Committee

- To regulate matters necessary for effective operation of the Audit Committee

•	Rights and Duties

- The Audit Committee may audit the Company’s accounting and business affairs, and demand, whenever necessary, the Directors of the Company to report on the relevant matters thereof. The Audit Committee may handle the matters provided for under the relevant statutes, the Articles of Incorporation or the operational rules of the Audit Committee and other matters as authorized by the Board of Directors.

•	Members of the Audit Committee shall be appointed by a resolution of the general meeting of shareholders, and at least one financial expert must be appointed as a member.

(b) The Audit Committee’s Internal Procedures for Access to Management Information Necessary for Audit

•	Types of Meetings

- The Audit Committee shall hold a regular meeting in the first month of every quarter of each year and may hold an extraordinary meeting whenever necessary.

•	Right of Convocation

- The Audit Committee meetings shall be convened by the Chairman of the Audit Committee upon the request of the President or a member of the Audit Committee.

•	Convocation Process

- The Chairman shall send every member of the Committee a notice specifying date, location and agenda of the meeting through facsimile, telegram, registered mail or other electronic measures, at least 3 days prior to the date of the meeting.

•	The Committee shall deliberate on or resolve the following matters:

- Matters on the General Meeting of Shareholders

•	Request to the Board of Directors to convene an Extraordinary Meeting of Shareholders

•	Investigate and testify on agenda of, and documents provided at, the General Meeting of Shareholders

- Matters on Directors and Board of Directors

•	Report to the Board of Directors on a Director’s activities that are in violation of relevant statutes or the Articles of Incorporation

•	Preparation and submission of an Audit Report on financial statements that are to be submitted to the General Meeting of Shareholders

•	Injunction on illegal activities of a Director

•	Request for a report on the performance of Directors

•	Assessment report of operational status of internal accounting management system

•	Assessment report on Audit Committee

•	Matters authorized by the Board of Directors

- Matters on Audit

•	Request on performance of Directors or investigation on business and financial status of the Company

•	Investigation on subsidiaries under the Korean Commercial Code

•	Receipt of report from a Director

•	Representation of the Company in a lawsuit between a Director and the Company

•	Decision on initiation of a lawsuit upon a minority shareholder’s request for initiation of a suit against Directors

•	Approval for appointment, change or dismissal of an external auditor (the “Auditor”)

•	Receipt of reports made by the Auditor on a Director’s misconduct in the course of performing his duties or a material fact that is in violation of relevant statutes or the Articles of Incorporation

•	Receipt of reports made by the Auditor on the Company’s violation of accounting standards, etc.

•	Assessment on audit of the Auditor

•	Assessment on independence of the Auditor

•	Pre-approval on services provided by the Auditor

•	Auditing plans for the year and the audit result

•	Assessment of the internal control system

•	Verification of corrective measures regarding audit results

•	Approval for appointment and proposal for dismissal of a person in charge of internal audit

•	Review of feasibility of material accounting policies and change in accounting estimates

•	Review on soundness and propriety of corporate financing and accuracy of financial reports

•	Establishment of a whistle-blowing system

- Other Matters Provided by the Relevant Statutes and the Articles of Incorporation

•	The Audit Committee may, whenever necessary, require internal audit organization to separately report on its audit activities

(c) Personal Information of Members of the Audit Committee (As of June 30, 2011)

Name	Experience	Note
E. Han Kim

- Ph.D. in Finance, State University of New York

- Independent Director and Non-Executive Chairman of the Board of Directors, POSCO

- (Present) Tenured professor and Director of Financial Research, University of Michigan

Outside director
Hae Bang Chung	- M.A in Economics, Vanderbilt University - 6th Deputy Minister, Ministry of Strategy and Finance - (Present) Professor, College of Law, Konkuk University	Outside director
Hyun Nak Lee	- M.A. in Economics, Seoul National University - Executive Director and Chief Editor, Donga Ilbo Daily - President, Kyeonggi Ilbo Daily	Outside director
Byong Won Bahk

- M.A. in Economics, Washington University

- 7th Vice-Minister, Ministry of Finance and Economy (currently Ministry of Strategy and Finance)

- Chairman of Board of Directors, Woori Finance Holdings and Chairman Board of Directors, Woori Bank

Outside director

(2) Major Activities of the Audit Committee (Auditor)

Order	Date	Subject	Result of Discussion	Note

First	Jan.26, 2011	Approval of financial statements for 29th term	Original proposal received	—
		Report of business report for 29th term	Original proposal received
		Report of final audit for fiscal year 2010	Original proposal received
Second	Feb. 9, 2011	Appointment and remuneration of independent auditor for consolidated companies for fiscal year 2010	Original proposal received	—
		Report on operating result of internal accounting management system for fiscal year 2010	Original proposal received
		Report on result of audit for fiscal year 2010 and audit plan for 2011	Original proposal received
Third	Feb. 24, 2011	Report on agenda of the annual general meeting of shareholders for 29th term and result on document review	Original proposal received	—
		Audit report for the annual general meeting of shareholders for 29th term	Original proposal received
		Evaluation report on operational status of internal compliance device of the audit committee	Original proposal received
Fourth	Mar. 29, 2011	Appointment of the chairman of Audit committee	Chairman appointed	—
		Approval of remuneration of independent auditor for consolidated companies for fiscal year 2011	Original proposal approved
		Approval of remuneration for audit and non-audit services of independent auditor of consolidated companies for fiscal year 2011	Original proposal approved
		Report on the result of consolidated statement of account for fiscal year 2010	Original proposal received

Fifth	May. 3, 2011	Report on non-consolidated statement of accounts for the first quarter of fiscal year 2011	Original proposal received	—
		Report on consolidated statement of accounts for the first quarter of fiscal year 2011	Original proposal approved
		Report of audit performance for the first quarter of 2011 and audit plan for second quarter of 2011	Original proposal received
Sixth	Jun. 17, 2011	Approval of remuneration for audit and non-audit services of independent auditor of consolidated companies for fiscal year 2011	Original proposal approved
		Report of Form 20-F for fiscal year 2010	Original proposal received
		Pre-approval of remuneration of independent auditor for non-audit services	Original proposal approved

C. Matters on Shareholder’s Exercise of Voting Right

(1) Adoption of Cumulative Voting System

Automatic introduction of the cumulative voting system was implemented following the completion of the privatization process in 2002.

(2) Adoption of the Written Voting System or Electronic Voting

Adoption of the written voting system in accordance with the changes in the Articles of Incorporation at the 23rd General Meeting of Shareholders (March 11, 2005)

2. Equity Investment

[As of June 30, 2011]	(Unit : In Share, Millions of Won, %)

Name of Company or Item	Purpose	Beginning Balance			Increase (Decrease)			End Balance			Financial Facts (Latest fiscal year)
		Number of Shares	Equity Ratio	Book Value	Number of Shares	Acquisition (disposal)	P/L on Valuation	Number of Shares	Equity Ratio	Book Value	Total Asset	Net Profit
KT Powertel Co. Ltd.	Business promotion	7,771,418	44.8%	37,419	—	—	—	7,771,418	44.8%	37,419	167,370	15,158
KT Networks Corporation	Business promotion	2,000,000	100.0%	48,684	—	—	—	2,000,000	100.0%	48,684	187,123	2,909
KT Linkus co., Ltd.	Business promotion	2,941,668	93.8%	6,282	—	—	—	2,941,668	93.8%	6,282	70,910	2,5777
KT Telecop Co. Ltd.	Business promotion	5,765,911	88.8%	26,045			—	5,765,911	86.8%	26,045	139,234	11,956

KT Venture Investment Fund No.2	Investment	5,000	94.3%	4,780	-3,543	-4,142	—	1,457	94.3%	638	5,200	24
KT Hitel	Active in management	22,750,000	65.9%	120,078	—	—	—	22,750,000	65.9%	120,078	254,292	(5,106)
KT Commerce, Inc.	Business promotion	266,000	19.0%	1,782	—	—	—	266,000	19.0%	1,782	42,842	1,485
KT Technologies, Inc (Former.KTF Technologies, Inc.)	Business promotion	5,145,962	93.8%	20,000	—	—	—	5,146,962	93.8%	20,000	129,176	(13,641)
KT Capital Co., Ltd.	Business promotion	20,200,000	73.7%	126,092	—	—	—	20,200,000	73.7%	126,092	2,084,227	10,560
Sidus FNH Co.	Business promotion	2,297,000	51.0%	3,522	—	—	—	2,297,000	51.0%	3,522	13,932	358
Nasmedia Co., Ltd	Business promotion	1,767,516	50.0%	23,051			—	1,767,516	50.0%	23,051	77,919	4,507
Softnix Co.Ltd	Business promotion	120,000	53.3%	610			—	120,000	53.3%	610	1,071	(233)
KT edui Co., Ltd.	Business promotion	600,000	70.3%	3,031	—	—	—	600,000	51.9%	3,031	1,995	(2,577)
KT New Business Investment Fund No.1	Business promotion	200	90.9%	20,112	—	—	—	200	90.9%	20,112	23,062	494
KT Data System Co., Ltd.	Business promotion	2,400,000	95.3%	19,616	—	—	—	2,400,000	95.3%	19,616	148,685	10,224
KT mhows Co., Ltd.	Business promotion	510,000	51.0%	3,344	—	—	—	510,000	51.0%	3,344	15,939	603
KT M&S Co., Ltd.	Business promotion	30,000,000	100.0%	37,564	—	—	—	30,000,000	100.0%	37,564	267,454	(17,261)
KT Music Co., Ltd.	Business promotion	14,494,258	48.7%	17,417	—	—	—	14,494,258	48.7%	17,417	32,885	1,006
KT Innotz	Business promotion	600,000	60.0%	3,000	1,000,000	5,000	—	1,600,000	80.0%	8,000	5,277	(1,343)
KT Capital Media Contents Investment Fund No. 2	Business promotion	3,043	43.5%	3,045	—	—	—	3,043	43.5%	3,045	7,023	(156)
Gyeonggi-KT Green Growth Investment Association	Business promotion	125	40.3%	12,480	—	—	—	125	40.3%	12,480	31,703	747
KT Estate	Business promotion	1,600,000	100%	8,000	4,248,819	21,244	—	5,848,819	100.0%	29,244	8,443	16
KT Stratigic Investment Fund No. 1	Business promotion	100	90.9%	10,000	—	—	—	100	90.9%	10,000	11,057	(68)

KT Skilife	Business promotion	12,708,000	32.1%	65,296	11,200,000	246,400	—	23,908,000	52.9%	311,696	547,420	36,560
NexR	Business promotion	—	—	0	306,667	4,600	—	306,667	65.7%	4,600	0	0
Korea Telecom America, Inc.(USA)	Business promotion	6,000	100.0%	4,064	—	—	—	6,000	100.0%	4,064	5,645	136
Korea Telecom Japan Co., Ltd.(Japan)	Business promotion	12,856	100.0%	3,995	—	—	—	12,856	100.0%	3,995	13,627	51
Korea Telecom China Co., Ltd.(China)	Business promotion	—	100.0%	2,160	—	—	—	—	100.0%	2,610	2,610	237
New Telephone Company, Inc. (Russia)	Business promotion	5,309,189	80.0%	168,654	(4,778,069)	(168,654)	—	531,120	8.0%	0	220,209	33,001
KTSC Investment Management B.V.	Business promotion	82,614	60.0%	36,275	—	—	—	82,614	60.0%	36,275	76,094	(891)
PT.KT Indonesia	Business promotion	198,000	99.0%	108	—	—	—	198,000	99.0%	108	70	(43)

VI. Executives and Employees

1. Remuneration for Directors

(Unit: Million Won)

Category	Amount Approved by the General Meeting of Shareholders	Note
3 Inside Standing Directors	6,500	—
8 Outside Directors		—

2. Payment for Directors(As of June 30, 2011)

(Unit: Million Won)

Category	The Number of Persons	Total Amount paid	Average Payment per person	Note
Inside Director	3	605	202	—
Outside Directors	4	120	30	—
Member of Audit Committee	4	121	30	—

Sum	11	846	—	—

(1)	Incentive will be paid one time in a year based on annual performance.

(2)	The long-term and short-term incentives paid in 1Q in 2011,which was reflected and reported in Annual Report in 2010, is excluded in payment above.

3. Grant and Exercise of Stock Option

As of June 30, 2011	(Unit: Won, Shares)

		Date of	Shares to be given upon	Type of	Changed Volume				Period for	Exercise
Holder	Position	Grant	exercise	Share	Granted	Exercised	Revoked	Unexercised	Exercise	Price
Hee Chang Noh	Standing Director	2/4/2005	Treasury Shares	Common Shares	60,000	—	16,847	43,153	2/5/2007 ~ 2/4/2012	54,600
Hong Ki Kim	—	3/4/2005	Treasury Shares	Common Shares	6,976	—	—	6,976	3/5/2007 ~ 3/4/2012	42,684
Jae Chul Lee	—	3/4/2005	Treasury Shares	Common Shares	6,976	—	—	6,976	Same as above	42,684
Ki Kwon Do	—	3/4/2005	Treasury Shares	Common Shares	6,976	—	—	6,976	Same as above	42,684
Deok Nam Hwang	—	3/4/2005	Treasury Shares	Common Shares	6,976	—	—	6,976	Same as above	42,684
Tae Keun Kim	Non- standing Director	3/4/2005	Treasury Shares	Common Shares	21,577	—	3,736	17,841	Same as above	42,684

Total	—	—	—	—	109,481	—	20,583	88,898	—	—

The weighted-average of the non-exercise stock option as of June 30, 2011: Won 48,468

(1) Pursuant to the Merger Agreement, former KTF’s unconverted stocks were reflected as adjusted by number and exercise price according to the merger ratio (addition of total 319,665 shares).

(2) Position is as of the date of the stock option grant.

(3) Difference between the number of shares granted and the number of shares with stock option unexercised is due to adjustment of number of granted shares that are dependent on management results and duration of continuous service.

4. Current Status of Employees

(Unit: Persons, Years, Millions of Won)

Type				Average Years in Continuous Service	Total Payroll	Average Payroll per Person	Note
	Number of Employees
	General	Other	Total
Total	31,887	174	32,061	18.8	935,659	30	—

(1)	Number of employees: As of June 30, 2011 (excluding executive directors)

(2)	Average years in continuous services: Calculated using aggregate years of service of employees as of June 30, 2011 divided by number of employees as of June 30, 2011

(3)	Average payroll per person: Calculated using average number of employees during the interim period (31,305 employees)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 21, 2011
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Young Jin Kim
Name:	Young Jin Kim
Title:	Director